EXHIBIT 4.1

Astrotech Corporation

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms and provisions of our capital stock, Certificate of Incorporation (as amended, the “Certificate of Incorporation”), Amended and Restated Bylaws (as amended, the “Bylaws”), Certificate of Designations of Series A Junior Participating Preferred Stock (the “Series A Certificate of Designations”), Certificate of Designations of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D Certificate of Designations”) and certain provisions of the Delaware General Corporation Law (the “DGCL”). The following descriptions do not purport to be complete and are qualified in their entirety by reference to the relevant provisions of our Certificate of Incorporation, Bylaws, Certificate of Designations and the DGCL. You should refer to our Certificate of Incorporation, Certificate of Amendment to Certificate of Incorporation, Second Certificate of Amendment to Certificate of Incorporation, Third Certificate of Amendment to Certificate of Incorporation, Amended and Restated Bylaws, Series A Certificate of Designations and Series D Certificate of Designations, which are filed as Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7, respectively, to this Annual Report on Form 10-K, and the DGCL.

As of September 26, 2023, Astrotech Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), had authorized capital stock consisting of 250,000,000 shares of common stock, $0.001 par value, and 2,500,000 shares of preferred stock, $0.001 par value (“Preferred Shares”). Our Board of Directors (the “Board”) may establish the rights and preferences of the preferred stock from time to time. As of September 26, 2023, there were 1,682,286 shares of our common stock issued and outstanding and 280,898 shares of Series D Preferred Stock (as defined below) issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our Certificate of Incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board out of legally available funds. However, the current policy of our Board is to retain earnings, if any, for the operation and expansion of our Company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Our common stock is presently listed on The Nasdaq Capital Market under the ticker symbol ASTC.

Preferred Stock

Series D Preferred Stock

The Board has designated 280,898 shares as Series D Convertible Preferred Stock (the “Series D Preferred Stock”). Holders of Series D Preferred Stock shall be entitled to receive, and the Company shall pay, dividends on the Series D Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of the common stock. No other dividends shall be paid on the Series D Preferred Stock.

Except as otherwise provided in the Series D Certificate of Designations or as otherwise required by law, the Series D Preferred Stock shall have no voting rights. However, as long as any Series D Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of the Series D Preferred Stock (a) alter or change adversely the powers, preferences or rights given to such series or alter or amend the Series D Certificate of Designations, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, such series, (c) amend its Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the respective holders, (d) increase the number of authorized Series D Preferred Stock or (e) enter into any agreement with respect to any of the foregoing.

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), each holder of Series D Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value (as defined in the Series D Certificate of Designations), plus any other fees or liquidated damages then due and owing thereon under the Series D Certificate of Designations, for Series D Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities (as defined in the Series D Certificate of Designations). A Fundamental Transaction or Change of Control Transaction (each as defined in the Series D Certificate of Designations) shall be deemed a Liquidation.

If, at any time while the Series D Preferred Stock is outstanding, upon a Fundamental Transaction (as defined in the Series D Certificate of Designations), each holder shall have the right to receive, for each Conversion Share (as defined in the Series D Certificate of Designations) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any Alternate Consideration (as defined in the Series D Certificate of Designations) receivable as a result of such Fundamental Transaction by a holder of the number of shares of common stock for which the Series D Preferred Stock is convertible immediately prior to such Fundamental Transaction. For purposes of any such conversion, the determination of the Conversion Price (as defined in the Series D Certificate of Designations) shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction.

As of September 26, 2023, the 280,898 shares of Series D Preferred Stock are convertible to common stock on a one-to-thirty basis of common stock at the option of the holder. Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of Series D Preferred Stock are not callable by the Company.

Additional Series of Preferred Stock

Our Certificate of Incorporation provides that our Board may by resolution, without further vote or action by the stockholders, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. Once designated by our Board, each series of preferred stock will have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include our Certificate of Incorporation and any certificates of designation that the Board may adopt. Prior to the issuance of shares of each series of preferred stock, the Board is required to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

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the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board;

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the rate and manner of payment of dividends payable on shares of such series, including the dividend rate, date of declaration and payment, whether dividends shall be cumulative, and the conditions upon which and the date from which such dividends shall be cumulative;

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whether shares of such series shall be redeemed, the time or times when, and the price or prices at which, shares of such series shall be redeemable, the redemption price, the terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

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the rights including the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

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the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of common stock, other securities, or shares of any other class or series of preferred stock and the terms and conditions of such conversion or exchange;

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the voting rights, if any, and whether full or limited, of the shares of such series, which may include no voting rights, one vote per share, or such higher number of votes per share as may be designated by the Board; and

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the preemptive or preferential rights, if any, of the holders of shares of such series to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Company, whether or not convertible into shares of stock with the Company.

The issuance of preferred stock may delay, deter or prevent a change in control.

The description of preferred stock above are not complete. Please refer to any applicable certificate of designation for complete information.

Warrants

As of September 26, 2023, we had issued and outstanding warrants to purchase up to 236,960 shares of common stock. The respective exercise prices and expiration dates of such warrants are listed below.

On March 26, 2020, 826 warrants were issued at an exercise price of $187.50 and an expiration date of March 25, 2025. On March 30, 2020, 2,037 warrants were issued at an exercise price of $140.625 and an expiration date of March 27, 2025. On October 23, 2020, 15,652 warrants were issued at an exercise price of $86.40 and an expiration date of October 21, 2025. On October 28, 2020, 5,775 warrants were issued with an exercise price of $80.625 and an expiration date of October 28, 2025. On February 16, 2021, 5,691 warrants were issued at an exercise price of $121.80 and an expiration date of February 11, 2026. On April 12, 2021, 49,771 warrants were issued with an exercise price of $56.25 and an expiration date of April 7, 2026.

Options

As of September 26, 2023, we had options issued and outstanding to purchase 154,910 shares of our common stock at a weighted average price of $14.36 per share issued under the Company’s 2008 Stock Incentive Plan, 2011 Stock Incentive Plan and 2021 Stock Incentive Plan.

Rights Plan

On December 21, 2022, we entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, LLC, a New York limited liability company, as rights agent (the “Rights Agent”).

On December 21, 2022, the Board declared a dividend of one Preferred Share purchase right (a “Right”) for each share of common stock, par value $0.001 per share, of the Company (the “Common Shares”), outstanding on January 5, 2023 (the “Record Date”). The Rights were issued to the stockholders of record on such date. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a Preferred Share, at a price of $58.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Issuance of Rights

Each outstanding Common Share on the Record Date will receive one Right. For so long as the Rights are attached to the Common Shares (as described below), the Company will issue one Right with each Common Share it issues, so that all such shares have attached Rights. 250,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

Transfer and Detachment

Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any certificates representing Common Shares outstanding as of January 5, 2023, by such Common Share certificates.

As defined in the Rights Agreement, “Distribution Date” means the earlier to occur of (i) ten days following (a) a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired “beneficial ownership” (as defined below) of 15% or more of the outstanding Common Shares (or, in the event an exchange is effected in accordance with Section 24(f) of the Rights Agreement and the Board determines that a later date is advisable, then such later date that is not more than 20 days after such public announcement) or (b) such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person, and (ii) ten business days (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

For purposes of the Rights Agreement, a person is deemed to be the “Beneficial Owner” of any securities: (i) which such person beneficially owns, directly or indirectly; (ii) in respect to which such person has or shares voting or investment power; (iii) which such person has the right or obligation to acquire; (iv) which are “beneficially owned” (within the meaning of clauses (ii) and (iii) above) by any person with whom the first person has an agreement for the purpose of acquiring, holding, voting or disposing of any securities of the Company, provided, however, that in no case shall an officer or director of the Company be deemed (x) the Beneficial Owner of any securities beneficially owned by another officer or director of the Company solely by reason of actions undertaken by such persons in their capacity as officers or directors of the Company or (y) the Beneficial Owner of securities held of record by any entity or trustee holding Common Shares for or pursuant to the terms of any employee benefit plan of the Company or its subsidiaries or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or its subsidiaries, for the benefit of any employee of the Company or its subsidiaries, other than the officer or director, by reason of any influence that such officer or director may have over the voting of securities held in the plan; or (v) which are the subject of a derivative transaction entered into by, or derivative securities acquired by, such person, which gives such person the economic equivalent of ownership of an amount of such securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such securities.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Share certificates in respect of which Rights have been issued will also constitute the transfer of the Rights associated with such Common Shares. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.

Exercisability of Rights

The Rights are not exercisable until the Distribution Date. The Rights will expire at 5:00 P.M., New York City time, on December 20, 2023 (the “Expiration Date”), unless the Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Right to Acquire Stock at Half Price

In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price then in effect. If the Company does not have a sufficient number of Common Shares to satisfy such obligation to issue Common Shares, or if the Board so elects, the Company will deliver upon payment of the Purchase Price an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the date a person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the Purchase Price, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the Purchase Price then in effect. The Board may extend the 30-day period described above for up to an additional 90 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

In the event that, at any time after a person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that the Company is the surviving corporation of a merger and its Common Shares are changed or exchanged, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the Purchase Price.

Adjustment of Purchase Price

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the case of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date immediately prior to the date of such exercise.

Redemption or Exchange

At any time prior to the Distribution Date, the Board may redeem the Rights, in whole but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after a person becomes an Acquiring Person and prior to the acquisition by any person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights beneficially owned by such person, which will have become void), in whole or in part, for Common Shares, at an exchange ratio of one Common Share per Right (subject to adjustment).

Preferred Shares

The Preferred Shares purchasable upon exercise of the Rights will be junior to any other series of preferred shares the Company may issue (unless otherwise provided in the terms of such preferred shares or in the Company’s Certificate of Incorporation). The Preferred Shares will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the aggregate dividend per Common Share declared during the applicable quarter. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment equal to (x) $1,000 per Preferred Share and (y) 1,000 times the aggregate amount per Common Share to be paid in such liquidation. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount per Common Share received in such transaction. These rights of the Preferred Shares are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Amendment

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Furthermore, our Certificate of Incorporation and Bylaws may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

•	provide the Board with the ability to alter the Bylaws without stockholder approval;
•	place limitations on the removal of directors; and
•	provide that vacancies on the Board may be filled by a majority of the directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with its Board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause our market price of our common stock to decline.

Blank Check Preferred. Our Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 2,500,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series. The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control. Our Board has designated 300,000 shares as Series A Junior Preferred Stock, none of which were issued and outstanding as of September 26, 2023. Our Board has also designated 280,898 shares as Series D Preferred Stock, all of which were issued and outstanding as of September 26, 2023.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Our Certificate of Incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director's duty of loyalty to the corporation or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Certificate of Incorporation provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by the DGCL. Our Bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by the DGCL. Our Bylaws require that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.